Exhibit 99.1

Cellebrite Announces Fourth Quarter 2022 Results

ARR of $249 million, up 33% year-over-year

Fourth-quarter revenue of $74.0 million, Increase 9% year-over-year

Fourth-quarter adjusted EBITDA of $16.1 million, 21.8% adjusted EBITDA margin

PETAH TIKVA, ISRAEL, and TYSONS CORNER, VA, February 15, 2023 – Cellebrite (NASDAQ: CLBT), a global leader in Digital Intelligence (“DI”) solutions for the public and private sectors, today announced financial results for the three and twelve months ending December 31, 2022.

“We ended 2022 with solid quarterly results fueled by our industry-leading technology in a healthy Digital Intelligence market. Our market leadership remains strong as a result of the tangible progress and investments we have made in innovating across our platforms and executing on our go-to-market strategy,” said Yossi Carmil, Cellebrite’s CEO. “As data volumes are surging, data complexity is increasing and scrutiny around ethics and accountability are mounting, we are committed to helping customers modernize their investigations by digitizing the evidence workflows end-to-end. We enter 2023 well positioned to accelerate our revenue growth rate and drive improved profitability as we continue to capitalize on the strong demand we see for our offerings.”

Fourth Quarter Financial Highlights

●	Annual Recurring Revenue (ARR) of $249 million, up 33% year-over-year

●	Revenue of $74.0 million, up 9% year-over-year, of which subscription revenue was $62.3 million, up 24% year-over-year

●	Recurring revenue dollar-based net retention rate of 130%

●	GAAP gross profit and gross margin of $61.9 million and 83.6%, respectively

●	GAAP net income of $7.1 million; Non-GAAP net income of $15.3 million

●	GAAP diluted EPS of $0.04; Non-GAAP diluted EPS of $0.08

●	Adjusted EBITDA and adjusted EBITDA margin of $16.1 million and 21.8%, respectively

Full Year Financial Highlights

●	Revenue of $270.7 million, up 10% year-over-year, of which subscription revenue was $216.0 million, up 18% year-over-year

●	GAAP gross profit and gross margin of $219.9 million and 81.3%, respectively

●	GAAP net income of $120.8 million; Non-GAAP net income of $19.7 million

●	Adjusted EBITDA and Adjusted EBITDA margin of $25.9 million and 10%, respectively

Fourth Quarter and Recent Digital Intelligence Highlights

●	Closed 29 large deals in the fourth quarter, each valued at $500,000 or more.

●	Won a $14 million agreement with a leading law enforcement agency in Asia for the company’s Advanced Extraction Solution.

●	Signed a $10+ million deal with a major West European national police force, marking one of the Company’s largest digital intelligence deals, further validating digital intelligence as an essential accelerator for investigators.

●	Announced that its collaboration with the Vanderburgh Co. Cyber Crime Task Force to service 29 agencies across 11 U.S. states has helped accelerate justice by reducing the time it takes to investigate and successfully prosecute felonies.

●	Launched new cloud workplace app collection capability for Cellebrite Endpoint Inspector that aims to improve organizations’ investigation and eDiscovery capabilities. This new functionality will enable customers to collect remote mobile and computer data as well as cloud workplace application data in one unified platform, reducing time and costs associated with the collection of data of these apps.

●	Published the Enterprise Solutions 2023 Industry Trends Report, which highlights major data collection headaches arising from a hybrid work environment that threaten to slow down corporate fraud, IP theft and sexual harassment investigations for eDiscovery professionals and corporate investigators.

●	Partnered with the Gangmasters and Labour Abuse Authority (GLAA), and The Exodus Road to help these organizations advance their efforts to advance their respective missions and eliminate forced labor and human trafficking.

Supplemental financial information can be found on the Investor Relations section of our website at https://investors.cellebrite.com/financial-information/quarterly-results.

Financial Outlook

“With a strong 33% annual growth in ARR during 2022 and 84% of our fourth-quarter 2022 revenue coming from subscription software licenses, Cellebrite has largely completed a successful, multi-year transition to subscription software,” said Dana Gerner, Chief Financial Officer of Cellebrite. “Looking ahead, we are well positioned to increase our revenue growth rate and sustain solid ARR momentum in 2023 as we continue expanding wallet share with existing customers, complemented by winning new logos. We anticipate that the combination of our top-line growth and prudent investment in our operations will enable us to drive improvement in our profitability during 2023, and keep us on track to reach our original long-term EBITDA margin target of 20% or greater.”

●	December 2023 ARR is expected to be between $300 and $310 million, representing 21-25% year on year growth.

●	Full year 2023 revenue is expected to be between $305 and $315 million, representing 13-16% year on year growth.

●	Full year 2023 Adjusted EBITDA is expected to be between $35.0 and $40.0 million, representing 11-13% margin.

Conference Call Information

Today, February 15, 2023, at 8:30 a.m. ET, Cellebrite will host a conference call and webcast to discuss the Company’s financial results for the fourth quarter 2022. The call details are below:

Telephone participants are advised to register in advance at:

https://register.vevent.com/register/BIa98ecd8f02c04567a1515497e1f850c8.

Upon registration, participants will receive a confirmation email detailing how to join the conference call, including the dial-in number and a unique registrant ID.

The live conference call will be webcast in listen-only mode at: https://edge.media-server.com/mmc/p/6j7zngzy.

The webcast will remain available after the call at: https://investors.cellebrite.com/events-presentations

Non-GAAP Financial Information

This press release includes non-GAAP financial measures. Cellebrite believes that the use of non-GAAP net income, non-GAAP operating income and Adjusted EBITDA is helpful to investors. These measures, which the Company refers to as our non-GAAP financial measures, are not prepared in accordance with GAAP.

The Company believes that the non-GAAP financial measures provide a more meaningful comparison of its operational performance from period to period and offers investors and management greater visibility to the underlying performance of its business. Mainly:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expenses;

●	Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition, and acquisition-related expenses are unrelated to current operations and neither are comparable to the prior period nor predictive of future results;

●	To the extent that the above adjustments have an effect on tax (income) expense, such an effect is excluded in the non-GAAP adjustment to net income;

●	Tax expense, depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

●	Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to the Company’s current operations and affect financial income.

Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP. Non-GAAP measures should not be considered in isolated from, or as an alternative to, financial measures determined in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, significant recurring expenses in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets is expected recurring expense over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

A reconciliation of each of these non-GAAP financial measures to their most comparable GAAP measure is set forth in a table included at the end of this press release, which is also available on our website at https://investors.cellebrite.com.

Key Performance Indicators

This press release also includes key performance indicators, including annual recurring revenue and dollar-based retention rate.

Annual recurring revenue (“ARR”) is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Term-based license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of maintenance contracts is not determined by reference to historical revenue, deferred revenue or any other GAAP financial measure over any period. ARR is not a forecast of future revenues, which can be impacted by contract start and end dates and renewal rates.

Dollar-based net retention rate (“NRR”) is calculated by dividing customer recurring revenue by base revenue. We define base revenue as recurring revenue we recognized from all customers with a valid license at the last quarter of the previous year period, during the four quarters ended one year prior to the date of measurement. We define our customer revenue as the recurring revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including recurring revenue resulting from additional sales to those customers.

About Cellebrite

Cellebrite’s (NASDAQ: CLBT) mission is to enable its customers to protect and save lives, accelerate justice, and preserve privacy in communities around the world. We are a global leader in Digital Intelligence solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies worldwide, Cellebrite’s Digital Intelligence platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more, visit us at www.cellebrite.com and https://investors.cellebrite.com.

Caution Regarding Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects, and other aspects of Cellebrite’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the acceptance of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s DI solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; uncertainties regarding the impact of macroeconomic and/or global conditions, including COVID-19 and military actions involving Russia and Ukraine; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; political and reputational factors related to Cellebrite’s business or operations; risks relating to estimates of market opportunity and forecasts of market growth; Cellebrite’s ability to properly manage its growth; risks associated with Cellebrite’s credit facilities and liquidity; Cellebrite’s reliance on third-party suppliers for certain components, products, or services; challenges associated with large transactions and long sales cycle; risks that Cellebrite’s customers may fail to honor contractual or payment obligations; risks associated with a significant amount of Cellebrite’s business coming from government customers around the world; risks related to Cellebrite’s intellectual property; security vulnerabilities or defects, including cyber-attacks, information technology system breaches, failures or disruptions; the mishandling or perceived mishandling of sensitive or confidential information; the complex and changing regulatory environments relating to Cellebrite’s operations and solutions; the regulatory constraints to which we are subject; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint, ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on March 29, 2022,as amended on April 14, 2022 and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts:

Investors

Investor Relations

investors@cellebrite.com

Media
Victor Cooper

Public Relations and Corporate Communications Director

+1 404 804 5910

Victor.cooper@cellebrite.com

Cellebrite DI Ltd.

Fourth Quarter 2022 Results Summary

(U.S Dollars in thousands)

	For the three months ended		For the Year ended
	December 31,		December 31,
	2022	2021	2022	2021

Revenue	74,018	67,908	270,651	246,246
Gross profit	61,887	55,572	219,905	203,689
Gross margin	83.6%	81.8%	81.3%	82.7%
Operating income	9,674	4,306	1,044	13,822
Operating margin	13.1%	6.3%	0.4%	5.6%
Cash flow from operating activities	35,743	29,792	20,577	36,052

Non-GAAP Financial Data:
Operating income	14,428	7,751	19,538	42,869
Operating margin	19.5%	11.4%	7.2%	17.4%
Adjusted EBITDA	16,114	8,874	25,906	47,905
Adjusted EBITDA margin	21.8%	13.1%	9.6%	19.5%

Cellebrite DI Ltd.

Condensed Consolidated Balance Sheets

(U.S. Dollars in thousands)

	December 31,	December 31,
	2022	2021

Assets
Current assets
Cash and cash equivalents	$87,645	$145,973
Short-term deposits	51,335	35,592
Marketable securities	44,643	—
Trade receivables (net of allowance for doubtful accounts of $1,904 and $1,040 as of December 31, 2022 and 2021, respectively)	78,761	67,505
Prepaid expenses and other current assets	17,085	12,818
Contract acquisition costs	6,286	4,813
Inventories	10,176	6,511
Total current assets	295,931	273,212

Non-current assets
Other non-current assets	1,731	1,958
Marketable securities	22,125	—
Deferred tax assets, net	12,511	9,800
Property and equipment, net	17,259	16,756
Intangible assets, net	11,254	11,228
Goodwill	26,829	26,829
Operating lease right-of-use assets, net	15,653	—
Total non-current assets	107,362	66,571

Total assets	$403,293	$339,783

Liabilities and shareholders’ equity (deficiency)

Current Liabilities
Trade payables	$4,612	$9,546
Other accounts payable and accrued expenses	45,453	54,044
Deferred revenues	152,709	122,983
Operating lease liabilities	5,003	—
Total current liabilities	207,777	186,573

Long-term liabilities
Other long term liabilities	5,394	9,537
Deferred revenues	42,173	36,426
Restricted Sponsor Shares liability	17,532	44,712
Price Adjustment Shares liability	26,184	79,404
Warrant liability	20,015	56,478
Operating lease liabilities	10,353	—
Total long-term liabilities	121,651	226,557

Total liabilities	$329,428	$413,130

Shareholders’ equity (deficiency)
Share capital	* )	* )
Additional paid-in capital	(125,624)	(153,072)
Treasury share, NIS 0.00001 par value; 41,776 ordinary shares	(85)	(85)
Accumulated other comprehensive income	331	1,372
Retained earnings	199,243	78,438
Total shareholders’ equity (deficiency)	73,865	(73,347)

Total liabilities and shareholders’ equity (deficiency)	$403,293	$339,783

*)	Less than 1 USD

Cellebrite DI Ltd.

Condensed Consolidated Statements of Income

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the Year ended
	December 31,		December 31,
	2022	2021	2022	2021

Revenue:
Subscription services	$43,698	$31,999	$153,470	$120,889
Term-license	18,625	18,088	62,487	62,428
Total subscription	62,323	50,087	215,957	183,317
Perpetual license and related	3,666	9,387	21,373	34,169
Professional services	8,029	8,434	33,321	28,760
Total revenue	74,018	67,908	270,651	246,246

Cost of revenue:
Subscription services	3,681	2,045	16,875	9,369
Term-license	50	753	425	2,299
Total subscription	3,731	2,798	17,300	11,668
Perpetual license and related	3,381	4,659	12,987	9,817
Professional services	5,019	4,879	20,459	21,072
Total cost of revenue	12,131	12,336	50,746	42,557

Gross profit	$61,887	$55,572	$219,905	$203,689

Operating expenses:
Research and development	19,734	18,833	80,620	65,541
Sales and marketing	23,669	21,239	97,387	76,389
General and administrative	8,810	11,194	40,854	47,937
Total operating expenses	$52,213	$51,266	$218,861	$189,867

Operating income	$9,674	$4,306	$1,044	$13,822
Financial (expense) income, net	(572)	49,809	119,716	68,483
Income before tax	9,102	54,115	120,760	82,305
Tax expense (income)	2,024	2,244	(45)	10,909
Net income	$7,078	$51,871	$120,805	$71,396

Earnings per share
Basic	$0.04	$0.28	$0.64	$0.49
Diluted	$0.04	$0.25	$0.59	$0.44

Weighted average shares outstanding
Basic	184,952,107	180,170,342	182,693,375	144,002,394
Diluted	192,786,615	199,082,479	195,393,558	161,538,579

Other comprehensive income:
Unrealized income (loss) on hedging transactions	1,194	495	(953)	(944)
Unrealized income (loss) on marketable securities	44	—	(502)	—
Currency translation adjustments	(133)	955	414	995
Total other comprehensive income (loss) net of tax	1,105	1,450	(1,041)	51
Total other comprehensive income	$8,183	$53,321	$119,764	$71,447

Cellebrite DI Ltd.

Condensed Consolidated Statements of Cash Flow

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the Year ended
	December 31,		December 31,
	2022	2021	2022	2021

Cash flow from operating activities:
Net income	$7,078	$51,871	$120,805	$71,396
Adjustments to reconcile net income to net cash provided by operating activities:
Share based compensation and RSU’s	3,787	1,661	13,708	6,480
Amortization of premium, discount and accrued interest on marketable securities	(225)	-	(372)
Depreciation and amortization	2,520	1,814	9,194	7,007
Interest income from short term deposits	(318)	-	(684)	-
Deferred income taxes	(61)	269	(2,392)	(1,638)
Remeasurement of warrant liability	375	(15,506)	(36,463)	(11,967)
Remeasurement of Restricted Sponsor Shares	1,381	(11,181)	(27,180)	(17,635)
Remeasurement of Price Adjustment Shares liabilities	1,211	(23,934)	(53,220)	(38,271)
Decrease (increase) in trade receivables	11,242	8,690	(12,885)	(1,958)
Increase in deferred revenue	18,953	9,152	38,966	21,804
Decrease (increase) in other non-current assets	94	(1,779)	227	(1,394)
(Increase) decrease in prepaid expenses and other current assets	(4,431)	2,541	(5,692)	(8,304)
Changes in operating lease assets	4,667	-	4,667	-
Changes in operating lease liability	(5,955)	-	(5,955)	-
Increase in inventories	(812)	(1,711)	(3,680)	(1,798)
(Decrease) increase in trade payables	(895)	2,955	(5,471)	4,239
(Decrease) increase in other accounts payable and accrued expenses	(2,060)	2,428	(8,853)	5,107
(Decrease) increase in other long-term liabilities	(808)	2,522	(4,143)	2,984
Net cash provided by operating activities	35,743	29,792	20,577	36,052

Cash flows from investing activities:

Purchases of property and equipment	(1,391)	(778)	(6,897)	(5,111)
Cash paid in conjunction with acquisitions, net of acquired cash	-	(20,000)	-	(20,000)
Purchase of Intangible assets	(1,788)	-	(2,188)	-
Investment in marketable securities	(9,253)	-	(89,364)	-
Proceeds from maturity of marketable securities	7,445	-	22,277	-
Assets acquisition	-	-	-	(3,000)
Investment in short term deposits	(51,000)	(21,000)	(76,000)	(21,000)
Redemption of short term deposits	18,544	47,210	60,941	94,337
Net cash (used in) provided by investing activities	(37,443)	5,432	(91,231)	45,226

Cash flows from financing activities:

Payment of dividend	-	-	-	(100,000)
Exercise of options to shares	1,327	944	12,628	2,305
Proceeds from Employee Share Purchase Plan, net	657	-	1,337	-
Exercise of public warrants	-	-	5	-
Proceeds from Recapitalization transaction, net	-	-	-	29,298
Net cash provided by (used in) financing activities	1,984	944	13,970	(68,397)

Net increase (decrease) in cash and cash equivalents	284	36,168	(56,684)	12,881
Net effect of Currency Translation on cash and cash equivalents	2,795	(81)	(1,644)	(754)
Cash and cash equivalents at beginning of period	84,566	109,886	145,973	133,846
Cash and cash equivalents at end of period	$87,645	$145,973	$87,645	$145,973

Supplemental cash flow information:
Income taxes paid	$3,727	$1,758	$9,053	$8,157
Non-cash activities
Purchase of property and equipment	$-	$749	$-	$814
Purchase of Intangible assets	$493	$-	$664	$-

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2022	2021	2022	2021
	Unaudited	Unaudited	Unaudited	Unaudited

Operating income	$9,674	$4,306	$1,044	$13,822
Issuance expenses	—	—	—	11,835
Dividend participation compensation	—	—	—	966
Share based compensation	3,787	1,661	13,708	6,480
Amortization of intangible assets	834	607	2,826	1,971
Acquisition related costs	133	1,177	1,960	7,795
Non-GAAP operating income	$14,428	$7,751	$19,538	$42,869

	For the three months ended		For the year ended
	December 31,		December 31,
	2022	2021	2022	2021
	Unaudited	Unaudited	Unaudited	Unaudited

Net income	$7,078	$51,871	$120,805	$71,396
One time tax (income) expense	—	—	(2,368)	7,067
Issuance expenses	—	—	—	11,835
Dividend participation compensation	—	—	—	966
Share based compensation	3,787	1,661	13,708	6,480
Amortization of intangible assets	834	607	2,826	1,971
Acquisition related costs	133	1,177	1,960	7,795
Tax expense (income)	516	498	(384)	(1,670)
Finance expense (income) from financial derivatives	2,967	(50,621)	(116,863)	(67,873)
Non-GAAP net income	$15,315	$5,193	$19,684	$37,967

Non-GAAP Earnings per share:
Basic	0.08	$0.03	0.10	$0.26
Diluted	0.08	$0.03	0.10	$0.24

Weighted average shares outstanding:
Basic	184,952,107	180,170,342	182,693,375	144,002,394
Diluted	192,786,615	199,082,479	195,393,558	161,538,579

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2022	2021	2022	2021
	Unaudited	Unaudited	Unaudited	Unaudited

Net income	$7,078	$51,871	$120,805	$71,396
Financial expense (income), net	572	(49,809)	(119,716)	(68,483)
Tax expense (income)	2,024	2,244	(45)	10,909
Issuance expenses	—	—	—	11,835
Dividend participation compensation	—	—	—	966
Share based compensation	3,787	1,661	13,708	6,480
Amortization of intangible assets	834	607	2,826	1,971
Acquisition related costs	133	1,177	1,960	7,795
Depreciation expenses	1,686	1,123	6,368	5,036
Adjusted EBITDA	$16,114	$8,874	$25,906	$47,905